COUGHLIN AND COMPANY, INC.

Financial Statements
and
Independent Auditors' Report
September 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 19th Ave, Suite 700
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Sjerven 303 866-9987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsenAllen, LLP
(Name – *if individual, state last, first, middle name*)

2301 Village Drive	St. Joseph	MO	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, David Sjerven, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin & Company, Inc, as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH L. BLATTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20104010607
MY COMMISSION EXPIRES MARCH 30, 2018

Deborah L Blatter

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUGHLIN AND COMPANY, INC.

Table of Contents

ClifftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Coughlin and Company, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion of this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Coughlin and Company, Inc. as of September 30, 2017 in conformity with accounting principles generally accepted in the United States.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
November 17, 2017

A member of Nexia International

COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2017

Assets

Assets		
Cash	$	1,177,988
Cash segregated under Rule 15c3-3		5,017
Deposit with clearing organization		51,252
Accounts receivable		440
Property and equipment, net		31,252
Cash surrender value of life insurance policy		195,598
Note receivable, related party		206,500
Prepaid and other assets		73,340
Total assets	$	1,741,387

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued liabilities	$	39,896
Deferred Tax Liability		11,365
Payable to Clearing Broker		3,144
Total liabilities	$	54,405

Commitments

Stockholders' equity		
Common stock, $1 par value; 100,000 shares authorized; 19,988 shares issued and outstanding		19,988
Retained earnings		1,666,994
Total stockholders' equity		1,686,982
Total liabilities and stockholders' equity	$	1,741,387

See notes to financial statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a full-service brokerage house that comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm ("clearing broker") to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

As discussed in Note 5, a significant portion of the revenue of the Company is derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The financial position and operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash

The Company maintains cash positions with financial institutions. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in a special bank account for the benefit of customers under Rule 15,3-3.

Key Employee Insurance

The cash surrender value of a Company-owned life insurance policy is included in the statement of financial condition as an asset. There were no loans outstanding against the policy as of September 30, 2017. The Company is the sole beneficiary and has the ability to draw on the cash surrender value of life insurance. Any outstanding draws on cash surrender value would offset insurance death benefit proceeds in case of death of the insured.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by straight line methods over estimated useful lives of three to seven years.

Property and equipment consist of the following as of September 30, 2017:

Furniture and equipment	$	15,237
Autos		29,188
Less accumulated depreciation		(13,173)
Total	$	31,252

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and securities owned throughout the year. The Company places its cash with what management believes are quality financial institutions. Securities owned throughout the year consisted primarily of government treasuries, corporate bonds, and municipal bonds. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection.

Revenue Recognition

Investment banking fees include gains arising from securities offerings in which the Company acts as an underwriter or agent. The Company contracts with various entities to determine the best financing options for their capital needs. This may result in an exempt offering or placement of debt with a financial institution. Fees are determined for each individual engagement and are specified in the contracts. Investment banking fees are recorded on the settlement date.

Realized gains on securities are recognized on customers' securities transactions on a trade-date basis. Government securities and corporate and municipal bonds are valued at fair value based on quoted market prices, with the resulting net gains and losses included in earnings of the current period.

Commissions are trade-related commissions earned through the Company's clearing broker. Commissions earned include over-the-counter commissions, third-market commissions, and commissions related specifically to the purchase and sale of mutual funds and are recognized upon closing of the transaction on a trade-date basis.

The Company recognizes management fees as consulting and management services during the reporting period in which they are provided to related parties (Note 5).

Interest and other income are recognized as earned.

Fair Value Accounting

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Notes to Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, and loss severities) or can be corroborated by observable market data; or

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company considers its investment in marketable securities and non-marketable securities, at fair value, to fall within the Level 1, 2, and 3 fair value hierarchy. The non-marketable securities are comprised of private placement corporate bonds with no ready market.

The corporate bond market is based on bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. The determination of pricing for bonds can be determined through review of transactions involving the specified bond or a similar bond.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim

Notes to Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

reporting periods within that reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the amended revenue recognition guidance on its consolidated financial statements.

In February 2016, the FASB issued amended guidance for the treatment of leases. The guidance requires lessees to recognize a right-of-use asset and a corresponding lease liability for all operating and finance leases with lease terms greater than one year. The guidance also requires both qualitative and quantitative disclosures regarding the nature of the entity's leasing activities. The guidance will initially be applied using a modified retrospective approach. The amendments in the guidance are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact of the amended lease guidance on the its consolidated financial statements.

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's consolidated financial statements.

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year.

Interest and penalties associated with tax positions are recorded in the period assessed. No interest or penalties have been assessed as of September 30, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Note Receivable, Related Party

Note receivable, related party, consists of the following as of September 30, 2017:

Unsecured subordinated note receivable from a related party with monthly interest payments at 15.25% per annum. The note, including principal and any accrued interest, is due on January 30, 2019 (see Note 5). $206,500

Note 3 - Commitments

Operating Leases

The Company leases office space through December 31, 2017 from an entity owned by officers and stockholders of the Company. The future minimum rental commitment under this lease is $35,048. This lease is typically renewed in one year increments, and it is very likely that it will again be renewed prior to expiration.

The Company also leases equipment through November 15, 2021. The future minimum rental commitments under these leases are:

Fiscal Year Ending 9/30/18 -	$ 7,248
Fiscal Year Ending 9/30/19 -	7,248
Fiscal Year Ending 9/30/20 -	5,808
Fiscal Year Ending 9/30/21 -	5,328
Fiscal Year Ending 9/30/22 -	888
Total	$26,520

Rent expense under these leases for the year ended September 30, 2017 was $140,193 for office rent from the related party and $7,248 for equipment rent.

Note 4 - Profit-Sharing Plan

The Company maintains a profit sharing plan (the "Plan") covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors. Contributions paid totaling $36,140 were approved by the Board of Directors in fiscal year 2017.

Note 5 - Related Party Transactions

Note Receivable and Interest Income

The Company holds a $206,500 note receivable from C&J (see Note 2). The interest earned on this note was $31,491 during the year ended September 30, 2017.

Related Party Receivable

As the Company identifies future investment opportunities for clients, it will pay for some initial consulting and design fees. These expenditures are recorded as receivable while due diligences is performed in anticipation that the fees will be reimbursed to the firm once the acquisition is complete. As of September 30, 2017 there was $9,298 due from a related party related to a potential investment opportunity for clients.

On August 17, 2017, stockholders of the Company created an entity called Colorado LED Funding, LLC (Colorado LED). The Company and Colorado LED share common ownership. In October 2017, the Company initially paid for some of the expenditures totaling $160,236 for Colorado LED and then was immediately reimbursed by the stockholders.

Stockholder Agreement

During 2013, the Company executed an agreement with a stockholder to allow the holder the right to require the Company to purchase or redeem their shares for a specified price per share. The agreement requires that the stockholder give written notice of the exercise of this right as outlined in the agreement. As of the date of the report, the stockholder had not exercised the right.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, the Company had net capital of $1,375,450, which was $1,125,450 in excess of required minimum net capital of $250,000, and $1,075,450 in excess of 5% of combined aggregate debit items, as defined, or 120% of the minimum net capital requirement.

Note 7 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. Except as disclosed in Note 5, there were no material subsequent events that required recognition or disclosure in the financial statements.